RECEIVED

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

2004 OCT -7 P 12:12

Ihre Zeichen
Your Ref.

Unsere Zeichen/Datum
Our Ref./Date

Telefon/Telefax
Telephone/Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
24 September 2004

04045404

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Senior Vice President
Investor Relations

Ulrike Schlosser

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. [illegible]

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

RECEIVED
2001 OCT -1 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation

Articles of Association

**DEUTSCHE LUFTHANSA
AKTIENGESELLSCHAFT**

Status: June 2004

I. General Provisions

§ 1

The Company is a public limited company bearing the name „Deutsche Lufthansa Aktiengesellschaft".
The Company's registered office is in Cologne.

§ 2

The Company's business purpose is national and international air traffic and the conduct of all business and the operation of all facilities relating to and conducive to civil aviation.

For the furtherance of its business purpose, the Company shall be entitled to establish domestic and foreign branches and agencies, to acquire participating interests in other domestic and foreign enterprises, to acquire outright or set up such enterprises and to conclude all manner of business contracts, including pooling agreements. It can devolve its activities completely or partially to such enterprises.

§ 3

Any announcements of the Company shall be published in the electronic Federal Gazette, failing other mandatory provisions of statute.

II. Nominal Capital and Shares

§ 4

The Company's nominal capital amounts to Euro 1,172,275,200. It is divided into 457,920,000 no-par value registered shares (i.e. shares without nominal value and registered in the name of the holder).

The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 18 June 2007 by up to Euro 4,620,800 through the issue of new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right. In the case of share issues against contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not materially lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sell of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act. The Executive Board is authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the share issue.

The Executive Board shall be authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 15 June 2009 by up to Euro 25,000,000 through the issue of new no-par value registered shares against cash contribution (Authorised Capital B). The new shares will be offered for sale solely to employees of Deutsche Lufthansa Aktiengesellschaft and of associated companies. The subscription right of shareholders shall be excluded.

In the event that the circumstances described in section 4 (3) of the Aviation Compliance Documenting Act (*Luftverkehrsnachweissicherungsgesetz*) occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to increase the Company's nominal capital by issuing new shares against a contribution in cash and to rule that existing shareholders have no automatic right to subscribe to the new shares. The issue price for the new shares shall be fixed in agreement with the Supervisory Board but must not fall short of the current stock market price by a material margin. A capital increase pursuant to this provision must not exceed 10 per cent of the Company's total nominal capital at the time the measure is taken.

In the event that the circumstances described in section 5 (2) of the Aviation Compliance Documenting Act occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to demand shareholders to sell all or part of the shares held by them and to furnish evidence to the Company forthwith that they have done so. Shareholders will be called upon to take such action to the extent necessary to ensure that the Company meets the requirements for retaining its licences, rights and prerogatives under aviation laws and agreements and in the order stipulated in section 5 (3) of the Aviation Compliance Documenting Act. They shall be given an appropriate period of time to comply with this demand and shall be concurrently warned that their failure to comply may incur the legal consequence set out in section 5 (7) of the Aviation Compliance Documenting Act, under which their entitlement to own the shares can be rescinded. The demand to the shareholders, together with the warning that they may forfeit their ownership of the shares as a possible legal consequence of their failure to comply, must allow a compliance period of at least four weeks. A once-only individual call addressed to the shareholders in question may be made instead of a public announcement; in this case, a compliance period of at least two weeks from the date of receipt of the individual call must be granted.

The nominal capital has been increased conditionally by up to Euro 97,689,600 through the issue of up to 38,160,000 new no-par value registered shares. This conditional capital increase shall be effected only insofar as holders of convertible bonds or bonds with warrants attached, that are issued up to June 15, 2004 by Deutsche Lufthansa AG or a foreign subsidiary in which the Company holds a 100 % direct or indirect interest in accordance with the authorisation given the Executive Board by the Annual General Meeting of June 16, 1999, exercise their conversion or optional subscription rights. The Company´s new no-par value shares resulting from the exercise of conversion or option rights shall be entitled to the dividend for the full financial year in which the conversion or option declaration becomes effective.

The share capital shall be conditionally increased by up to Euro 97,689,000 through the issue of up to 38,160,000 new registered shares. The Conditional Capital increase shall be effected only to the extent that the holders or creditors of conversion rights or subscription rights attached to convertible bonds and/or bonds with warrants attached that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest exercise their conversion or subscription rights, or to the extent that the holders or creditors of mandatory conversions attached to convertible bonds that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest fulfil their mandatory conversions, and provided that own shares are not used for servicing the bond issues. The new shares are entitled to participate in the profits from the start of the financial year in which they are issued as a result of the exercise of conversion or subscription rights or of the fulfilment of mandatory conversions.

§ 5

The shares are registered shares; the shareholder's name, address, date of birth, number of shares owned and nationality (natural persons) or national identity (legal persons) must be entered into the shareholders' register kept by the Company. In the case of individuals or institutions subject to reporting requirements within the meaning of sections 21 ff. of the Securities Trading Act (*Wertpapierhandelsgesetz*), the details listed under section 80 (1) of the German Stock Corporation Act (*Aktiengesetz*) have to be made in addition. Transfer of the shares is subject to the Company's assent (*Vinkulierung*). The Company may only withhold its assent to the transfer of its shares if it has grounds to believe that the registration of the would-be shareholder could jeopardise the Company's licences, rights and prerogatives under aviation laws and agreements.

Shares issued by way of an increase in the nominal capital shall likewise be registered shares.

The right of shareholders to individual certificates evidencing their shares is excluded.

III. Statutes

1. Executive Board

§ 6

The Executive Board shall be composed of at least two persons.

The Supervisory Board shall appoint the members of the Executive Board and determine their number; it may appoint deputy members of the Executive Board. The Supervisory Board may appoint a member of the Executive Board as that body's Chairperson and another member as his/her deputy.

Executive Board decisions shall be taken on the basis of a majority of the votes cast, except in cases in which prevailing law dictates otherwise. In the standing rules for the Executive Board, the Supervisory Board shall nominate the member of the Executive Board with the casting vote in the event of a tied vote.

§ 7

The Company shall be legally represented by two members of the Executive Board or by one such member together with a Company executive with the rank of authorised signatory (*Prokurist*).

2. Supervisory Board

§ 8

The Supervisory Board shall be composed of 20 members.

In elections to the Supervisory Board, no persons should be proposed who have already completed their 70th year of life.

Their election will be effective until the conclusion of the Annual General Meeting responsible for relieving them from office after the fourth consecutive business year, not counting the business year in which their term of office begins.

If any member of the Supervisory Board who is elected by the Annual General Meeting resigns before the end of his/her term of office, a supplementary election shall be held to replace that member. Such a supplementary election shall only be valid for the remainder of the term of office of the resigning member.

Members of the Supervisory Board may resign at any time by submitting their resignation in writing to the Chairman of the Supervisory Board or to the Executive Board.

§ 9

Directly after the Annual General Meeting at which all Supervisory Board members who are to be elected by the Annual General Meeting are newly elected, a Supervisory Board meeting shall be held that requires no special invitation. At this meeting the Supervisory Board shall elect a Chairperson and a Deputy Chairperson from among its number for the duration of its term of office in accordance with section 27 (1) and (2) of the Codetermination Act (*Mitbestimmungsgesetz*). The election shall be chaired by the oldest member of the Supervisory Board in terms of age. If the Chairperson or Deputy Chairperson lays down his/her office before the end of the term, the Supervisory Board shall elect a successor without delay.

Immediately after the Chairperson and Deputy Chairperson of the Supervisory Board have been elected, the Supervisory Board shall constitute the Board as stipulated in section 27 (3) Codetermination Act.

§ 10

The Supervisory Board shall be convened by its Chairperson or, if the latter is prevented from doing so, by its Deputy Chairperson. Section 110 of the German Stock Corporation Act shall apply.

The Supervisory Board shall have a quorum if the members have been invited by letter or telegram sent to their last known address at least one week in advance and if at least one half of the members are present or represented for voting purposes pursuant to section 108 (3) of the German Stock Corporation Act. Decisions of the Supervisory Board shall be taken by a simple majority of the votes cast. In the event of a tied vote, the same item must be put to a second vote; if it, too, results in a tie, the Chairperson of the Supervisory Board shall have a casting vote. The Deputy Chairperson shall have no casting vote.

The Chairperson shall determine the form in which voting is to be conducted. Decisions may be taken by letter, telegram or telephone if the Chairperson of the Supervisory Board or, if the latter is prevented from doing so, the Deputy Chairperson proposes such a vote and allows sufficient time for it to be performed and if no member of the Supervisory Board objects to such a procedure. In such cases the above provisions shall apply *mutatis mutandis*.

§ 11

The Supervisory Board shall be entitled to appoint committees from its number and to draw up standing rules defining their duties and powers.

The composition of the committees with decision-making powers must be such that the members of the Supervisory Board elected by the Annual General Meeting and those elected by the employees are equally represented. Such committees shall only have a quorum if at least three of their members are involved in the taking of the decision.

Minutes must be taken at each meeting of the Supervisory Board and its committees and signed by the Chairperson. The minutes must specify the place and date of the meeting, the participants, the items on the agenda, the substance of the discussions and the decisions taken.

Decisions of the Supervisory Board and its committees taken by postal, telegraphic or telephone vote as per section 10 paragraph 3 above shall be included in the minutes of the next meeting of the Supervisory Board or its committees.

The Supervisory Board is also empowered to change the wording but not the spirit of the Articles of Association.

§ 12

The Supervisory Board shall draw up a set of standing rules for the Executive Board in which *inter alia* it may stipulate that certain specified types of business require its consent.

The approval of the Supervisory Board shall not be a condition for the legal validity of the transaction to be performed.

§ 13

The members of the Supervisory Board shall receive a remuneration for their services of Euro 20,000 plus a variable payment of Euro 1,000 for each Euro 0.01 per share in excess of Euro 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive triple and the Deputy Chairperson one and a half times this amount. In addition, a committee member shall receive 25% and the chairperson of a committee 50% of this amount. Any remuneration in respect of committee activities is subject to the proviso that the committee has met at least once per financial year.

The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of Euro 500 for each meeting. The Company further reimburses the premium for a group accident insurance and the value-added tax on their remunerations.

The members of the Supervisory Board shall also be entitled to concessionary travel facilities in line with IATA and Company provisions.

3. Annual General Meeting

§ 14

The Annual General Meeting shall be convened by the Executive Board or the Supervisory Board.

It can be held in the city in which the Company's registered office is situated or in a German city in which a stock exchange is located.

§ 15

Only shareholders whose names are entered in the share register and who were registered in good time shall be entitled to attend the Annual General Meeting.

Registrations for participating in Annual General Meetings must be received by the Company no later than the third day prior to the AGM. If the end of the registration period falls on a Saturday, Sunday or public holiday, the registration period closes on the preceding workday in each case. The shares entitled to vote are those that are entered in the share register on the final day of the registration period. Shareholders are entitled to be presented by proxy.

If a person appointed by the Company is authorised to exercise voting rights, the proxy authorisation may be granted in writing, by telefax or by another electronic means stipulated by the Company. The details shall be published together with the convening of the Annual General Meeting.

§ 16

The Annual General Meeting shall be chaired by the Chairperson of the Supervisory Board or, if the latter is prevented from doing so, by the Deputy Chairperson of the Supervisory Board. If neither is able to chair the AGM, this task shall be assigned to another member of the Supervisory Board chosen by the members of the Supervisory Board present. Should no member of the Supervisory Board take the chair, a Chairperson shall be elected by the Annual General Meeting under the direction of the oldest shareholder present. The Chairperson shall steer the meeting, determine the order of the items on the agenda and the manner of voting.

§ 17

The Annual General Meeting shall take decisions by a simple majority of the votes cast unless the Articles of Association or mandatory provisions of the German Stock Corporation Act determine otherwise. Where the German Stock Corporation Act requires that a majority of

the nominal capital represented at the AGM must be cast in order to carry the vote, a simple majority of the nominal capital represented shall suffice as long as that is legally permissible. In the event of a tied vote, the proposition shall be deemed to be rejected.

If there is no majority in the first ballot of an election, a second ballot shall be held between the two candidates who have received the largest number of votes. If the vote is tied, a decision will be reached by drawing lots.

Each registered share shall give entitlement to one vote.

IV. Financial Statements and Appropriation of Earnings

§ 18

The financial year is the calendar year.

§ 19

In the first three months of the new financial year, the Executive Board shall draw up the financial statements and management report for the preceding financial year and submit these documents to the auditors of the financial statements. In the first four month of the financial year it shall, in addition, draw up the Group accounts and Group management report and submit them to the auditors of the Group financial statements.

The financial statements, the management report and the auditor's report shall be submitted to the Supervisory Board immediately after receipt of the auditor's report and, if possible, within the first five months of the new financial year. The same applies to the Group financial statements, the Group management report and the Group auditor's report.

The Executive Board and the Supervisory Board shall be entitled to appropriate more than half of the net profit for the year to Other

retained earnings if the distributed portion of the profit suffices to pay a dividend of at least 10 per cent on the nominal capital.

§ 20

Within the first eight months of each financial year the Annual General Meeting shall resolve whether to formally relieve the Executive and Supervisory Boards (i.e. to rule that they acquitted themselves adequately during the past financial year) and vote on the proposed appropriation of the distributable portion of the profit and, where required by law, on the approval of the financial statements. The Annual General Meeting shall also appoint the auditors of the financial statements and of the Group financial statements for the current financial year.

The General Meeting may resolve a distribution in kind in addition to or in place of a cash distribution.

§ 21

Different dividend entitlement rights may be defined for an issue of new shares.

* * *

Investor Info August 2004

including traffic figures

Change in capacity utilisation in August compared with previous year


80
75
% 70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Please note:
The **next Investor Info** with the traffic figures for September 2004 will be published on 11October 2004.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com
09 September 2004

Double-digit growth continues in August
Last month the Lufthansa Group airlines carried 4.5 million passengers, a year-on-year rise of 13.6 per cent. Sales jumped by 13.9 per cent, but failed to keep pace with the 14.7 per cent increase in capacity, causing the passenger load factor to slip to 75.2 per cent (-0.5 pp). Capacity utilisation was highest in the Americas, with a seat load factor of 79.4 per cent (+ 1.2 pp) and in Asia/Pacific, where the load factor topped 79.6 per cent, but remained 3.5 percentage points down on the previous year. In Asia/Pacific sales rose by 26.8 per cent against a 32.5 per cent increase in capacity. Double-digit growth in sales was also reported in Europe and Middle East/Africa, resulting in passenger load factors of 65.8 and 75.12 per cent respectively. However, in this was 0.9 percentage points lower than in previous year.
Lufthansa Cargo also reported double-digit growth rates. In August it transported 15 per cent more freight and mail, while sales increased by 14.1 per cent. Since available capacity only rose by 5 per cent, the cargo load factor improved significantly to 66.3 per cent (+ 5.2 pp). Growth of about 25 per cent in Europe is mainly due to the capacity allocation to European routes of a flight to Asia within the cooperation with DHL which operates via Bergamo. Altogether, the Group's airlines (passenger and cargo) boosted sales by 14 per cent, while the overall load factor increased to 71.2 per cent (+1.9 pp).

Lufthansa introduces temporary fuel surcharge
On 24 August Lufthansa introduced a fuel surcharge of €2 per flight coupon on European and €7 on long-haul flights. The move was prompted by the record prices for crude oil and kerosene, which have pushed up operating costs.

Lufthansa and Air India sign cooperation agreement
The wide-reaching bilateral agreement with Air India, effective 1 October, will enable Lufthansa to strengthen its presence in the sub-continent. The two partners will operate code-share services, expand their flight offer and harmonise their frequent flyer programmes.

Lufthansa Cargo launches new process organisation
With its "Excellence + Growth" programme launched in response to structural changes in the airfreight sector, LCAG hopes to achieve profitable growth and raise the company's value. The new process-oriented organisation, leaner internal structures (entailing a ten per cent cut in jobs) and process acceleration aim to improve result by annually 233 million euros by 2006.

"LH-Performance" again best share-option programme
"LH-Performance" has been voted the best stock-option scheme for the third year running. Union Investment, a top fund management company, examined the schemes of the 30 companies in the DAX index in terms of own investment, targeted returns, scope and accounting. "LH-Performance" was praised for the high level of own investment, its "ambitious returns targets" and excellent format.

Lufthansa to be included in DJSI in 2005
Lufthansa has retained its place in the Dow Jones Sustainability Index World and the pan-European DJSI STOXX. In the latest survey, published on 2 September, the company once again secured the "airline pole position".

Traffic figures August 2004

Lufthansa Passenger Business Group*	August 2004	Yoy (%)	Cumulative	Yoy (%)
Passengers in 1,000	4,531	+ 13.6	33,823	+ 12.4
Available seat-kilometers (mio)	12,853	+ 14.7	93,933	+ 14.3
Revenue pax-kilometers (mio)	9,669	+ 13.9	69,372	+ 16.4
Passenger load-factor (%)	75.2	- 0.5P	73.9	+ 1.3P
Number of Flights	52,919	+ 23.6	412,605	+ 18.3
Lufthansa Cargo AG	**August 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	142	+ 15.0	1,130	+ 10.5
Available Cargo tonne-km (mio)	983	+ 5.0	7,738	+ 8.1
Revenue Cargo tonne-km (mio)	652	+ 14.1	5,119	+ 11.6
Cargo load-factor (%)	66.3	+ 5.2P	66.2	+ 2.1P
Number of Flights	2,044	+ 5.6	15,927	+ 2.8
Lufthansa Group	**August 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,286	+ 11.0	17,137	+ 11.4
Revenue tonne-km (mio)	1,626	+ 14.0	12,108	+ 14.3
Overall load factor (%)	71.2	+ 1.9P	70.7	+ 1.9P
Number of Flights	54,963	+ 22.8	428,532	+ 17.6
Traffic regions				
Europe (incl. Germany)	**August 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	3,437	+ 14.0	26,206	+ 10.9
Available seat-kilometers (mio)	3,698	+ 13.9	27,914	+ 8.4
Revenue pax-kilometers (mio)	2,433	+ 12.3	17,804	+ 10.4
Passenger load-factor (%)	65.8	- 0.9P	63.8	+ 1.2P
Cargo/mail in 1,000 tonnes	59	+ 14.7	489	+ 10.8
Available Cargo tonne-km (mio)	120	+ 25.0	886	+ 16.1
Revenue Cargo tonne-km (mio)	43	+ 24.3	345	+ 19.1
Cargo load-factor (%)	35.4	- 0.2P	38.9	+ 1.0P
America (North and South)	**August 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	593	+ 5.8	4,037	+ 12.2
Available seat-kilometers (mio)	5,117	+ 7.0	35,862	+ 12.1
Revenue pax-kilometers (mio)	4,063	+ 8.7	28,402	+ 14.1
Passenger load-factor (%)	79.4	+ 1.2P	79.2	+ 1.4P
Cargo/mail in 1,000 tonnes	38	+ 20.1	287	+ 10.6
Available Cargo tonne-km (mio)	370	+ 3.0	2,813	+ 6.9
Revenue Cargo tonne-km (mio)	243	+ 10.9	1,909	+ 9.3
Cargo load-factor (%)	65.6	+ 4.7P	67.8	+ 1.4P
Asia/Pacific	**August 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	327	+ 27.8	2,345	+ 27.7
Available seat-kilometers (mio)	3,134	+ 32.5	23,088	+ 27.2
Revenue pax-kilometers (mio)	2,493	+ 26.8	18,035	+ 27.4
Passenger load-factor (%)	79.6	- 3.5P	78.1	+ 0.1P
Cargo/mail in 1,000 tonnes	36	+ 10.0	285	+ 8.5
Available Cargo tonne-km (mio)	421	+ 2.9	3,461	+ 7.6
Revenue Cargo tonne-km (mio)	324	+ 14.7	2,512	+ 12.0
Cargo load-factor (%)	77.1	+ 8.0P	72.6	+ 2.8P
Middle East and Africa	**August 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	170	+ 13.2	1,218	+ 20.1
Available seat-kilometers (mio)	900	+ 13.2	7,041	+ 13.8
Revenue pax-kilometers (mio)	676	+ 11.8	5,114	+ 15.9
Passenger load-factor (%)	75.1	- 0.9P	72.6	+ 1.3P
Cargo/mail in 1,000 tonnes	8	+ 17.3	69	+ 17.5
Available Cargo tonne-km (mio)	72	+ 0.4	579	+ 5.4
Revenue Cargo tonne-km (mio)	42	+ 18.4	354	+ 15.3
Cargo load-factor (%)	58.7	+ 8.9P	61.1	+ 5.2P

*Deutsche Lufthansa AG + Lufthansa Regional

2nd Interim Report
January–June 2004


Lufthansa

Lufthansa Group:
Key Data

		January–June 2004	January–June 2003	Change in per cent
Revenue	€m	**8,254**	7,572	9.0
of which traffic revenue	€m	**6,210**	5,434	14.3
EBITDA	€m	**830**	301	175.7
EBIT	€m	**290**	– 303	–
Profit/loss from operating activities	€m	**416**	– 119	–
Net profit/loss for the period	€m	**39**	– 392	–
Operating result	€m	**33**	– 354	–
Capital expenditure*	€m	**1,114**	515	116.3
Cash flow	€m	**652**	619	5.3
Total assets as of 30 June	€m	**18,569**	17,831	4.1
Shareholders' equity as of 30 June	€m	**3,623**	3,389	6.9
Employees as of 30 June		**92,177**	94,417	– 2.4
Staff costs	€m	**2,394**	2,294	4.4
Profit/loss per share**	€	**0.09**	– 0.86	–

*Capital expenditure without equity
**Number of shares increased to 457.9 million due to capital increase; previous year's figure has been adjusted accordingly

Date of disclosure: 12 August 2004

Traffic figures of the Lufthansa Groups' airlines*

		January–June 2004	January–June 2003	Change in per cent
Passengers carried	thousand	**24,651**	22,034	11.9
Passenger load factor	per cent	**73.4**	71.7	1.7 p.
Cargo/mail	thousand tonnes	**840**	767	9.5
Cargo load factor	per cent	**66.7**	64.8	1.9 p.
Available tonne-kilometres	million	**12,547**	11,282	11.2
Revenue tonne-kilometres	million	**8,859**	7,750	14.3
Overall load factor	per cent	**70.6**	68.7	1.9 p.
Number of flights		**316,952**	273,440	15.9

*The traffic figures 2004 include "Lufthansa Regional" and since 2003 Air Dolomiti

Dear Shareholder,

The positive global economic tendencies firmed in the second quarter of 2004. Germany, too, is recovering slowly: real GDP growth of 0.5 per cent is now expected for this period. The airline industry is benefiting from this development. This applies equally to the Lufthansa Group's flight business.

In the second quarter of 2004, amid a persistently sharp competitive environment, the Group earned an operating profit of €149m and thereby compensated the negative operating result recorded in the first quarter. For the first six months of 2004 the Group posted an operating profit of €33m. At the same stage last year we had registered an operating loss of –€354m, caused mainly by the triple crises stemming from the macroeconomic slump, the Iraq war and then SARS.

This interim report up to 30 June 2004 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2003.

In the first two quarters of 2004 we expanded the group of consolidated companies by a total of seven companies compared with the end of 2003 and by a further seven companies compared with the first half of 2003. Eight companies were eliminated from the consolidated accounts during the second quarter of 2004. This only slightly impairs comparability with last year's corresponding figures. Details of these changes are provided on page 20 of this report and in the corresponding sections relating to the individual business segments.

Course of business

The global economic upturn continued during the past months. Asia recorded particularly robust growth, while the professional forecasters expect GDP in the USA and Japan to grow by 4.7 and 4.5 per cent, respectively. Although the German economy – fuelled by exports – is slowly picking up speed and most experts recently revised the expected rate of GDP growth for 2004 upwards to 1.8 per cent, consumer sentiment remains muted. The uncertain geopolitical situation in the Middle East, the surge in oil prices to record levels and the further worsening of the labour market situation are continuing to depress private consumption.

The outlook for the Lufthansa Group improved in the second quarter. The global economic upswing pushed up demand for aviation services in intercontinental traffic, in particular. Lufthansa expanded its capacity supply in its summer timetable for 2004 accordingly. We not only managed to lift the sales volume of the Group's airlines (both passenger and freight) in the first two quarters by 14.3 per cent, we also improved the overall load factor by 1.9 percentage points to 70.6 per cent.

The number of passengers grew by 11.9 per cent to 24.7 million. Available capacity increased by 14.0 per cent over twelve months and sales by as much as 16.8 per cent. This raised the passenger load factor by 1.7 percentage points to 73.4 per cent. Freight business likewise developed positively. The volume of cargo transported increased by 9.5 per cent and sales by 8.1 per cent compared with 2003, while the cargo load factor reached 66.7 per cent, which was 1.9 percentage points better than at the same stage of last year.

Revenue

During the period under review Lufthansa managed, despite the continuing fierce market pressure, to hold average yields in passenger business almost stable at -0.2 per cent, whereas in freight business they worsened by a further 8.8 per cent. Traffic revenue rose by 14.3 per cent to €6.2bn as a consequence of the higher output. The Group's overall revenue grew by only 9.0 per cent to €8.3bn, however, as other revenue fell by 4.4 per cent to €2.0bn owing to the continuing weak trend in catering business. The Catering segment's external revenue decreased by 8.9 per cent to €967m. This was chiefly caused by cross-currency effects and the sluggish business trend in the USA. The MRO segment boosted its non-Group revenue by 5.2 per cent to €812m. The ratio of traffic revenue to overall revenue increased further to reach 75.2 per cent.

Other operating income declined by 10.3 per cent to €804m. This was due to the far lower exchange rate gains of €129m (2003: €406m), which were offset by exchange rate losses of €140m (2003: €291m) contained in other operating expenses. Other operating income also includes the profits from the sale of the equity stake in Amadeus Global Travel Distribution S.A. (€292m) and the disposal of aircraft (€23m).

Expenses

Thanks to the measures taken to lastingly limit costs, operating expenses were kept almost level, growing by just 0.7 per cent to €8.7bn. Staff costs actually expanded by 4.4 per cent to €2.4bn. This reflects, firstly, the pay rises with effect from October 2003 and May 2004. Secondly, staff costs in the first half of 2003 had been curbed by measures that took effect in the second quarter such as short-time working and a reduction of working hours. As a result of the ongoing recruitment freeze the workforce contracted by 2.4 per cent. Adjusted for the changes in the group of consolidated companies, the headcount was no less than 4.0 per cent down on the first half of 2003. On 30 June 2004 the Lufthansa Group employed a total of 92,177 persons.

Depreciation and amortisation fell by 9.1 per cent. This was relieved by the expiry of depreciation terms for a number of aircraft. By contrast, the cost of materials went up by 10.5 per cent, although this was less than the growth of output. Spending on fuel increased by 18.8 per cent to €782m. Alone 14.0 per cent of this rise was attributable to the higher consumption due to the increased production. The rest of the increase was caused by the rise in fuel prices (plus 15.0 per cent) and the change in exchange rate parities (minus 10.2 per cent). Without the price hedging operations the Group would have had to spend €90m more on aircraft fuel. Fees and charges grew by 9.3 per cent.

Result

In the first two quarters of 2004 the Lufthansa Group posted a positive result from operating activities of €416m. This was €535m more than the comparable result of -€119m twelve months ago. The financial result amounted to -€309m and was €47m better than the half-year figure in 2003. The net interest result fell by 6.4 per cent to -€183m.

The result from ordinary activities rose by €582m to €107m. After taxes a net profit of €39m was recorded (2003: -€392m).

Cash flow and capital expenditure

The cash flow from operating activities totalled €652m, which was 5.3 per cent more than at the half-way stage last year. Gross capital expenditure amounted to €1.1bn (2003: €515m). €871m of this was expended on purchases of and

advance payments on aircraft, with the remainder being allocated to other tangible and financial assets. Between January and June 2004 Lufthansa put six new Airbus A340-600s and three A330-300s into service. Seven more A330-300s will be delivered up to the end of 2005.

At the end of the first half of 2004 the Group's liquid funds exceeded its financial liabilities recorded on the balance sheet by €123m. This reflects the impact of the capital increase carried out in June, which yielded €740m net for the Group.

Major events during the first half of 2004

Since January Lufthansa has been operating its regional partner concept under the name "Lufthansa Regional". The partners' aircraft are now deployed on a "wet lease" basis and Lufthansa also assumes the economic risk for their deployment in its network.

On 13 February Lufthansa placed a 13.2 per cent shareholding in Amadeus Global Travel Distribution S.A. via the stock exchange in Madrid. The proceeds from this transaction amounted to €394m, the book profit to €292m. Lufthansa's participating interest in Amadeus consequently fell to 5.1 per cent.

As from 1 April Lufthansa holds 49 per cent of the equity in Eurowings.

With effect from 8 June 2004 LSG Lufthansa Service Holding AG sold the US division Chef Solutions to the US financial investor Questor.

The Lufthansa Group is working flat out on its action plan, which is to yield result improvements totalling €1.2bn by 2006. For 2004 we have identified projects and initiatives with an aggregate volume of €430m of which measures worth €320m are already being implemented.

Lufthansa announced its intention to introduce a new distribution model in Germany from 1 September 2004. This net pricing model abolishes the commercial representative status of the travel agencies and hence also the commissions which Lufthansa currently pays them. The major travel agency chains have accepted the changeover to the new distribution model. However, the national travel agent association DRV appealed to the antitrust authority. In July that authority announced that it would not initiate any antitrust proceedings against Lufthansa. On 12 July the DRV filed a claim against Lufthansa with the regional court in Cologne on account of the planned discontinuation of commission payments.

At the beginning of May Lufthansa CityLine signed collective agreements with the trade unions Cockpit and UFO (which represents flight attendants) covering the 1,600 cockpit and cabin crews which increase productivity and flexibility and improve the regional airline's cost structures. The existing collective labour agreement was radically restructured and runs until 31 December 2006. The remuneration contracts were all extended by 30 months – with no increases in pay rates.

In June Lufthansa carried out a capital increase and launched 76,320,000 new registered shares subject to the defined trading conditions. Lufthansa's issued capital now amounts to 1,172,275,200 €. Existing shareholders were granted a subscription right at the rate of 5:1. The net proceeds of this capital issue amount to €740m. On 17 June trading in the new shares commenced on the German stock exchanges. They carry an entitlement to a full dividend for the financial year 2004.

On 15 June Lufthansa's Supervisory Board extended the appointment of Stefan Lauer (49) to the Executive Board for a further five years until 30 April 2010. Stefan Lauer is responsible on the board for aviation services and human resources.

Major events after the end of the reporting period and outlook

With effect 1 July 2004 Lufthansa sold its facility management group (LGM) to Hochtief-Facility Management GmbH in the context of the ongoing rationalisation of the Group's equity portfolio.

On 14 July the Managing Committee of the Supervisory Board of LSG Lufthansa Service Holding AG decided to propose to LSG's Supervisory Board that Walter Gehl (51) and Thomas Nagel (54) be appointed to the LSG Executive Board. Walter Gehl is to become Chief Financial Officer of the LSG group as of 1 October. Patrick W. Tolbert, LSG's current CFO, requested the Supervisory Board to relieve him of his duties. Thomas Nagel is firstly to be appointed a deputy member of LSG's Executive Board, likewise with effect from 1 October. Following a transitional period it is envisaged that he will assume the function of Chief Operating Officer on the board. The current COO Ulrich Bröscher will then retire as scheduled. As Walter Gehl's successor Carsten Spohr (37) has been appointed to the Lufthansa German Airlines board with responsibility for services and human resources.

In July Thomas Cook AG concluded a fundamental collective labour agreement with the staff council which should enable the group to achieve considerable staff cost savings in Germany. Similar agreements have also been concluded for Condor. The negotiations concerning the cockpit crews have not yet been concluded.

The collaboration between Lufthansa and Air China in China's largest aircraft maintenance operation, Ameco Beijing (Aircraft Maintenance & Engineering Co.), is to be continued for a further 25 years. Air China will continue to hold a 60 per cent equity interest and Lufthansa a 40 per cent stake. The agreement envisages a capital infusion of US$100m during the next four years as well as an appreciable expansion of Ameco Beijing's maintenance services.

The global economic upturn is expected to continue in the second half of 2004. The world economy is being driven by the economies in the Far East and in the USA. In Germany the mood in the economy has brightened – according to the Ifo business climate index for July. The Bundesbank now expects a better development in Germany than hitherto projected based on the prospect that the buoyant level of exports should compensate for the continuing weak domestic demand. Moderate growth is likewise expected for the euro area as a whole, though this could well accelerate next year. The International Air Transport Association anticipates double-digit traffic increases for the airline industry in 2004.

The Lufthansa Group is ready and able to participate in this upswing. The Group will continue to make capacities available wherever corresponding growth potential is identified. The persistently tough competitive setting poses a particular challenge. However, the current booking and traffic data indicate that the Passenger and Logistics segments can further expand their market position. The situation in the Catering and Leisure Travel segments remains tense. But in the Leisure Travel segment, in particular, the measures that have been initiated are already beginning to make a clear impact. We shall press ahead with the action plan and carefully monitor cost developments. Assuming that no new crisis situations occur during the current year and that the situation on the fuel market does not deteriorate further, we anticipate that for 2004 as a whole we shall post an operating result of around €300m and will also again turn in a clearly positive net result for the year.

Segment Passenger Business

Lufthansa Passenger Business Group

		January–June 2004	January–June 2003
Revenue	€m	**5,446**	4,729
Segment result	€m	**119**	-251
Operating result	€m	**58**	-306
EBITDA	€m	**823**	28
Employees as of 30 June		**34,724**	35,094
Passengers carried	thousand	**24,651**	22,034
Available seat-kilometres	million	**68,227**	59,843
Revenue passenger-kilometres	million	**50,077**	42,889
Passenger load factor	per cent	**73.4**	71.7

The recovery of passenger business continued in the second quarter of 2004 amid an unchanged difficult competitive environment. Between January and June 2004 the Lufthansa Passenger group gained 11.9 per cent more passengers: 24.7 million travellers used the services of Lufthansa, Lufthansa CityLine, Air Dolomiti and the other airlines operating under the brand name Lufthansa Regional. Sales increased by 16.8 per cent to 50.1 billion revenue passenger-kilometres. With a 14.0 per cent expansion of output, the passenger load factor improved by 1.7 percentage points to 73.4 per cent.

The Passenger Business group recorded its largest increases in intercontinental traffic. In the Asia/Pacific traffic region the number of passengers was up on the year by 26.5 per cent, sales increased by 26.0 per cent and the passenger load factor reached 77.7 per cent (+1.1 percentage points). In the first half of 2003 demand in this region had slumped drastically in the wake of SARS. In the Americas the number of passengers carried rose by 15.1 per cent to 2.9 million, the sales volume was raised by 16.1 per cent and the passenger load factor reached 79.3 per cent (+1.3 percentage points). In Middle East/ Africa 22.6 per cent more passengers were transported and sales were lifted by 17.5 per cent compared with the first half of 2003. In this region Lufthansa managed to place 72.4 per cent of its available capacity in the market (+1.9 percentage points).

In Europe the number of passengers flown and sales increased in the first six months by 9.9 and 9.5 per cent, respectively, whereas supply – principally to Eastern Europe – was expanded by 6.6 per cent to 20.5 billion seat-kilometres. 19.2 million travellers were welcomed aboard, 12.9 billion revenue passenger-kilometres were sold and the passenger load factor was boosted by 1.6 percentage points to 62.8 per cent. In this context the new production platform "Lufthansa Regional" made a positive impact, although the competition from the no-frills airlines increased further.

From January to June 2004 average yields were almost on a par with the prior-year level. Traffic revenue thus developed similarly to sales, rising by 16.4 per cent to €5.1bn. The Passenger Business group generated total revenue of €5.4bn (+15.2 per cent). Total segment income came to €5.8bn.

Despite the 14.0 per cent expansion of output, segment expenses were held largely at the previous year's level, totalling €5.7bn (+0.4 per cent). As in the first quarter, decreases were recorded for depreciation and amortisation (–13.0 per cent) and other operating expenses (–20.1 per cent). This again reflected the effect of the expired depreciation periods for a number of aircraft as well as a drop of 10.8 per cent in agency commissions. Staff costs grew by 6.7 per cent to €1.1bn even though the number of employees as at 30 June 2004 (34,724) was actually 1.1 per cent down on 30 June 2003. Among the main reasons for this were the pay rises concluded in February 2003, following the recommendation made in the mediation proceedings as well as the pay rises for cockpit crews in line with the collective labour agreement of 2001. In addition, staff costs in the first half of last year had been curbed by the contingency arrangements for times of crisis which were invoked from April 2003.

The cost of materials expanded in line with the increased production by 12.2 per cent and totalled €3.0bn. Fuel costs at €646m were 20.6 per cent higher than in the first two quarters of 2003. This growth was due to the rise in consumption in the wake of the expansion of capacity and the rocketing oil prices in the second quarter. The successful fuel price hedging measures and the positive cross-currency effects could only partly offset this development. The new regional airline concept caused the expenses for purchased services to rise by 11.7 per cent owing to the associated chartering costs. Fees and charges grew at an underproportional rate of 7.6 per cent.

For the first half year 2004 the Passenger Business group posted a positive segment result of €119m (2003: –€251m) and also managed to turn in an operating profit of €58m (2003: –€306m). For the year as a whole, if demand continues to pick up, an operating result above last year's level is anticipated.

In the first half of 2004 the Passenger Business segment's capital expenditure trebled to €863m. It was mainly allocated to purchases of and advance payments on aircraft. In the period under review Lufthansa put six new A340-600s and three new A330s into service, while Air Dolomiti put two ATR 700s into operation. Lufthansa leased two new Canadair Jets to Eurowings.

The new Business Class product on long-haul routes that has been progressively introduced during the past months and the improved range of services in the European sector were well received by the market. Since the end of June FlyNet, the in-flight internet, has also been offered on Asian flights, and the equipping of our lounges with the wireless internet access link W-LAN has likewise made good progress. Also on schedule is the development of the new service concept for our top customers: in May we celebrated the topping-out ceremony at Frankfurt Airport for the new exclusive top customer terminal which from the end of 2004 will offer this VIP group greater exclusivity and individuality and appreciably speed up the ground processes.

Lufthansa intends to enhance the quality of the ground service at its Frankfurt and Munich hubs by means of a new management structure. From 1 October both hubs are to run as autonomous operating units. They will then assume responsibility for service quality, passenger and luggage handling processes, punctuality, commercial relations with the airports and other vendors as well as the future development of the hubs.

In June the Chief Executive Board of the Star Alliance plotted the future path of the airline partnership and approved the accession of three additional airlines: in 2005 South African Airways and the Portuguese carrier TAP will become members of the Star Alliance, while the Finnish airline Blue1, a subsidiary of the Star Alliance founder member SAS, will join the world's leading airline partnership at the end of 2004 as the first regional airline.

Segment Logistics*
Lufthansa Logistics Group

		January–June 2004	January–June 2003
Revenue	€m	**1,157**	1,069
Segment result	€m	**–3**	1
Operating result	€m	**–3**	–11
EBITDA	€m	**60**	68
Employees as of 30 June		**5,068**	5,143
Cargo/mail	thousand tonnes	**840**	767
Available cargo tonne-kilometres	million	**5,716**	5,290
Revenue cargo tonne-kilometres	million	**3,814**	3,430
Cargo load factor	per cent	**66.7**	64.8

**Due to changes in the group of consolidated companies, the comparability of previous year's figures is slightly limited*

As of 1 January 2004 the Logistics group of consolidated companies was expanded to include, besides Lufthansa Cargo AG, cargo counts GmbH, Lufthansa Cargo Charter Agency GmbH, JETtainer GmbH and time:matters GmbH. Three aircraft leasing companies had been incorporated already in the full-year financial statements for 2003. This slightly impairs the year-on-year comparability of the figures.

The positive development of demand that had been registered in the Logistics segment in February and March continued in the second quarter of 2004. Between January and June Lufthansa Cargo raised the freight volume by 9.5 per cent to 840,000 tonnes of cargo and mail. The sales volume grew by 11.2 per cent to 3.8 billion tonne-kilometres. As output was expanded by only 8.1 per cent, the cargo load factor improved by 1.9 percentage points to 66.7 per cent. As in the first quarter of 2004, the traffic region Middle East/Africa exhibited the biggest growth rates with a rise of 18.6 per cent in freight volume and of 15.1 per cent in sales. In Europe the amount of cargo transported went up by 10.7 per cent and sales by 18.7 per cent. In Asia/Pacific Lufthansa Cargo transported 8.2 per cent more freight and mail and in the Americas (North and South America) 6.8 per cent more. Sales was lifted by 11.5 per cent (Asia/Pacific) and 8.9 per cent (Americas), respectively. In all traffic regions the cargo load factor was up over twelve months.

The revenue earned by the Logistics group from January to June 2004 totalled €1.2bn (+8.2 per cent). €1.1bn of this was traffic revenue. The increase of 5.3 per cent was distinctly lower than the growth in output as the continuing strength of the euro currency and the intense competition prevented a recovery of average yields. During the reporting period yields per revenue tonne-kilometre were 8.8 per cent down on the same period of 2003. Part of the revenue growth was attributable to the newly consolidated companies.

The Logistics segment's expenses increased by 6.7 per cent to €1.2bn, largely on account of the higher output. The cost of materials went up by 10.4 per cent to reach €766m. The principal cost drivers were fuel expenses (+12.6 per cent), chartering costs (+11.7 per cent) and MRO outlay. The fuel bill was pushed up by the production-related rise in consumption and the high kerosene prices, whereas cross-currency effects and fuel price hedging operations tended to push costs down. The expanded belly capacities aboard passenger airlines and additional purchased charter capacity lay behind the increase in chartering costs.

Staff costs totalled €173m and were 4.2 per cent up on the year. They are being driven by higher provisions for employees opting for pre-retirement part-time working arrangements. These effects were only partly offset by staff reduction. The Logistics group's workforce as at 30 June 2004 contracted by 1.5 per cent to 5,068 employees.

The segment's capital expenditure of €69m (2003: €4m) was largely devoted to aircraft acquisitions as part of the fleet renewal programme. Five second-hand MD-11 freighter aircraft will be added to the cargo fleet up to 2005. Lufthansa Cargo has already signed purchase agreements for two MD-11s. The eight Boeing 747-200Fs in Lufthansa Cargo's current fleet will be sold in the course of this year.

For the first six months of 2004 the Lufthansa Logistics group posted a segment result of –€3m (2003: +€1m) and improved the operating result by €8m compared with the same period of 2003 to –€3m. For the full year a positive operating result is expected as the effects of the cost management efforts will have a greater impact in the second half of the year. In this way the company is seeking to neutralise the persisting burdens resulting from exchange rate movements and price pressures caused by excess capacity.

The joint venture with DHL for commonly operated intercontinental flights got off to a successful start in the summer flight timetable. Lufthansa Cargo also concluded cooperation agreements with Cathay Pacific for freight services between Munich and Hong Kong and with US Airways covering selected Europe–USA connections. On 28 June the Security Hub Frankfurt was commissioned, so that Lufthansa Cargo is now able to offer the highest security level at its most important freight transhipment hub. The Logistics segment's high security standards are also attested by the certification granted by the US customs authorities in June for the programme Customs-Trade Partnership Against Terrorism. In May and June cargo counts GmbH, presented the airlines Hapag Lloyd Flug (Hanover) und AirAsia (Malaysia) as new clients, for which the logistics subsidiary will handle the complete range of freight business starting in the summer of 2004.

Segment Maintenance, Repair and Overhaul (MRO)*
Lufthansa Technik Group

		January–June 2004	January–June 2003
Revenue	€m	**1,483**	1,417
Segment result	€m	**105**	47
Operating result	€m	**96**	37
EBITDA	€m	**155**	91
Employees as of 30 June		**18,035**	17,828

**Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited*

The Lufthansa Technik group of consolidated companies was expanded compared with the first half of 2003 by the first-time consolidation of Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, AirLiance Materials LLC, USA, Lufthansa Technik Aircraft Services Ireland Ltd., Ireland, and a real estate company. This makes year-on-year comparisons difficult.

The demand for maintenance, repair and overhaul (MRO) services picked up in the second quarter of 2004. The Lufthansa Technik group profited from this. From January to June 2004 revenue rose by 4.7 per cent to €1.5bn. Revenue generated with companies outside the Lufthansa Group grew by 5.2 per cent to €812m. The ratio of external revenue to overall revenue consequently increased by 0.3 percentage points to 54.8 per cent. This development ensued largely from the expansion of the group of consolidated companies. Thanks to the acquisition of 141 new contracts with an additional revenue of €207m for the whole of 2004, Lufthansa Technik AG was able to almost offset the fall in orders from external clients in the aero-engine and completion sectors and the denting of revenue caused by the weak US dollar exchange rate. Revenue with the airlines of the Lufthansa Group grew by 4.0 per cent to €671m due to the refurbishment of the long-haul fleet with the new Business Class and additional engine and overhaul events. The Lufthansa Technik group generated total segment income of €1.5bn.

The Lufthansa Technik group was able to limit the growth of segment expenses through strict cost management: at €1.4bn they were merely 0.6 per cent above the corresponding 2003 figure. The cost of materials came to €716m and was virtually held at the prior-year level (+0.4 per cent). Other operating expenses declined sharply (–20.2 per cent). This was facilitated by positive reporting date effects when valuing receivables, lower expenses for maintenance and exchange rate losses. Staff costs, by contrast, expanded by 11.8 per cent to €485m. This large jump was caused by the first-time consolidations, a build-up of staff at Lufthansa Technik Philippines, the in February 2003 collectively negotiated pay rises and increased provisions for staff opting for pre-retirement part-time working arrangements. On 30 June 2004 the Lufthansa Technik group employed 18,035 persons; this was 1.1 per cent more than a year previously.

The impact of extraordinary and non-recurrent effects from the first quarter lessened as expected and will be neutralised over the year as a whole. Between January and June 2004 the Lufthansa Technik group earned a segment result of €105m (2003: €47m). The operating result of €96m was likewise above last year's figure of €37m. For the full year Lufthansa Technik expects to achieve a higher operating result than in 2003.

The segment's capital expenditure totalled €32m and thus matched last year's figure (€31m); it was essentially allocated to the purchase of spare aero-engines and of MRO licences, as well as the construction of an engine-test cell in America.

During the reporting period Lufthansa Technik was able to win two new start-up airlines with the fleet maintenance of WIZZ Air and Vueling in the MRO sector's growth market – the no-frills segment. In May Lufthansa Technik signed a cooperation agreement for the supply of components for the Airbus A380 with Air France. This cooperative venture indicates new market tendencies: a collaboration between two competitors in order to achieve joint cost effects which they would be unable to attain on their own.

Segment Catering

LSG Sky Chefs Group

		January–June 2004	January–June 2003
Revenue	€m	**1,215**	1,288
Segment result	€m	**–130**	–97
Operating result	€m	**–97**	–106
EBITDA	€m	**–43**	47
Employees as of 30 June		**30,059**	32,549

Compared with the first half of 2003 the consolidated LSG Sky Chefs group was expanded by the incorporation of LSG Sky Chefs Korea Co. Ltd., 41/42 Bartlett (Pty) Ltd. and Inflight Catering (Pty) Ltd. The seven companies belonging to the Chef Solutions division that were sold on 8 June 2004 are assigned to the consolidated group only up to this time. Another company that is no longer consolidated is SC International Services Ireland Limited, which has since been liquidated. This impairs year-on-year comparability only slightly, however.

The airline catering business in the second quarter of 2004, especially in America, still suffered from the reduced on-board service offered by the network airlines and the growing market share of the no-frills airlines. The revenue generated by the LSG Sky Chefs group between January and June 2004 consequently decreased by 5.7 per cent vis-à-vis the first half of 2003 to €1.2bn. In the key US market revenue fell by €126m or 17.8 per cent, of which €61m alone was due to exchange rate effects. More revenue than in 2003 was generated in Europe/Middle East/Africa and Asia/Pacific. The LSG Sky Chefs group generated total segment income of €1.3bn.

The segment's expenses totalled €1.4bn and were 2.0 per cent less than in 2003. Despite the cost-dampening cross-currency effects, the cost of materials went up by 6.3 per cent to €572m. In Europe/Middle East/Africa and Asia/Pacific the cost trend evolved largely in line with revenue, but in the USA the changed product mix, the higher purchasing prices and the expansion of the Direct Sales Delivery division of Chef Solutions pushed up costs. Staff costs, depreciation and amortisation and other operating expenses, by contrast, fell year on year. Staff costs shrank by 6.5 per cent to €521m due to cross-currency effects, staff reduction in the USA, Sweden and Norway as well as in Germany, where in addition, the adjustment of working times negotiated with the unions, led to further cost reduction. The LSG Sky Chefs group employed 30,800 persons on an annualised average (–5.7 per cent). The deconsolidation of Chef Solutions from 8 June 2004 cut the workforce to 30,059 as at 30 June 2004.

The LSG Sky Chefs group posted a segment loss of –€130m (2003: –€97m) for the period January–June 2004. The operating result improved against 2003 by €9m to –€97m. For 2004 as a whole the group anticipates that it can slightly improve the operating result compared with 2003. The sale of the loss-making Chef Solutions division in the meantime is a key precondition for this.

The Triangle project (reduction of the general distribution and administrative costs) will likewise contribute towards improving the result. The objective of Triangle is to lower staff costs and other overheads by 30 per cent by 2006. Two-thirds of this sum has since been earmarked and implementation of the project has now begun. However, Triangle will have an impact only in the fourth quarter of 2004 and in 2005.

The segment's capital expenditure in the period under review amounted to the comparatively low figure of €19m.

On July 14 the Managing Committee of the Supervisory Board of LSG Lufthansa Service Holding AG decided to propose to the LSG Supervisory Board that Walter Gehl (51) and Thomas Nagel (54) be appointed to the LSG Executive Board. Walter Gehl, who is currently responsible for service & human resources on the board of Lufthansa German Airlines, is to become the new Chief Financial Officer of LSG Service Holding on 1 October and simultaneously to take on responsibility for the IT infrastructure of the LSG group. Patrick W. Tolbert, LSG's current CFO, requested the Supervisory Board to relieve him of his duties. Thomas Nagel is initially to be appointed a deputy member of LSG's Executive Board, likewise with effect from 1 October. Following a transitional period it is envisaged that he will assume the function of Chief Operating Officer on the board. The current COO Ulrich Bröscher will then retire as scheduled.

Segment Leisure Travel
Thomas Cook AG

		1 November 2003–30 April 2004	1 November 2002–30 April 2003
Revenue	€m	**2,387**	2,351
Result from operations (EBITA)	€m	**-303**	-349
Average number of employees		**24,547**	26,003

The small revival of the demand for leisure travel services continued in the second quarter of the business year (1 February to 30 April 2004). Above all in Germany the number of vacationers increased again following two years of decline. From 1 November 2003 to 30 April 2004 the number of vacationers travelling with Thomas Cook AG rose in comparison with the first six months of the previous business year by 1.2 per cent to 3.3 million. In the German sales market the number of holidaymakers grew by 4.0 per cent and in Western Europe (Belgium/France/Netherlands) by 0.7 per cent, whereas in the United Kingdom the figure was 2.2 per cent lower. The average journey price decreased in the first half-year by 1.2 per cent to €590, while the average journey duration amounted to 8.5 days and was 6.6 per cent down on the year.

In the first half of its business year Thomas Cook AG generated revenue of €2.4bn; this was 1.5 per cent more than one year previously. Expenditure on leisure travel services totalled €1.7bn, which was 0.9 per cent down on the year. Rising fuel costs were offset by lower expenses on hotel services and aircraft leasing. The group's gross yield margin improved as a result by 1.7 percentage points to 29.8 per cent.

Operating expenses were pushed down further. Commission payments to travel agents declined, as did depreciation of tangible assets. Staff costs, however, matched the prior-year level – even though the headcount shrank by 5.6 per cent. The resulting savings were largely consumed in the first six months of the business year by severance payments and retirement pension obligations.

Other operating income sank by 21.9 per cent to €75m. At the same stage last year €24m of income had accrued to Thomas Cook from the sale of aircraft and of the disposal of the majority shareholding in Condor/Cargo Technik.

Increased revenue, a higher gross yield margin and cost reductions produced a marked improvement in the result in the first half-year. The seasonally induced negative result from operations (EBITA) came to –€303m, this is €46m or 13.4 per cent better than a year ago. The segment result valued at equity comes to –€149m (2003: –€153m).

The slight recovery seen in the first six months of the business year is expected to continue in the second half of the year – the economically more important summer season – as the number of group-wide bookings at the end of June was 4.8 per cent higher than last year. All major markets showed a positive booking trend. In Germany the level was no less than 6.8 per cent up on the year. Against the background of a slight rise in revenue and the further lowering of structural costs, the group expects to improve its result markedly vis-à-vis the previous business year.

In the current business year Thomas Cook has made good headway in its restructuring and cost-cutting efforts. The reduction of the airline capacities in Germany is being underpinned by the reorientation of the Thomas Cook airline Condor. Since the end of May it has again been flying under the name Condor and is placing greater emphasis on seat-only business with a focus on the low-fare segment. In the first six weeks since their introduction, the new flight-only bookings have soared by 70 per cent.

The announced reduction of around ten per cent of the workforce in the group's German organisation has already been largely implemented. Further cost reductions are expected from the remedial collective agreement reached in July for Thomas Cook and Condor. With these agreements a solid basis has been laid on the staff cost side for Thomas Cook AG to achieve the turnaround. The negotiations concerning the cockpit crews have not yet been concluded.

From November 2003 to April 2004 Thomas Cook invested €32m in all. Investments focused on the leisure travel infrastructure, rebranding in France and IT systems. Last year capital expenditure had totalled €145m as it had also included the acquisition of aircraft.

The cash flow from operating activities improved appreciably in the wake of higher customer advance payments and the reduction of the loss. The group's net indebtedness was cut by more than a quarter to €914m.

Segment IT Services

Lufthansa Systems Group

		January–June 2004	January–June 2003
Revenue	€m	**303**	289
Segment result	€m	**22**	14
Operating result	€m	**21**	12
EBITDA	€m	**35**	30
Employees as of 30 June		**3,164**	3,134

Between January and June 2004 the Lufthansa Systems group lifted its revenue by 4.8 per cent to €303m. This growth was achieved exclusively with clients outside the Lufthansa Group: whereas external revenue grew by 15.3 per cent – mainly due to the take-over of the IT business of Thomas Cook and DekaBank – internal revenue was down on the year by 0.5 per cent. Segment income totalled €316m.

Segment expenses went up by 2.4 per cent to €294m. The cost of materials shot up by 13.0 per cent in the wake of outsourcing projects, while staff costs were 1.9 per cent above last year's figure owing to the transfer of employees from Thomas Cook AG and DekaBank. The workforce on 30 June 2004 totalled 3,164 (+1.0 per cent).

In the first half of 2004 the Systems group boosted its segment result by 57.1 per cent compared with the same period of last year to €22m. The operating result of €21m was no less than 75 per cent higher. An improved result is also expected for the full year.

The Systems group will expand its activities outside Germany not only in the distribution field but also on the production side to ensure that it can continue in future to successfully hold its own in the market.

Service and Financial Companies*

		January–June 2004	January–June 2003
Revenue	€m	–	83
Other segment income	€m	**484**	130
Segment result	€m	**348**	102
Employees as of 30 June		**1,127**	669

**Figures not comparable due to change in group of consolidated companies*

The segment Service and Financial Companies comprises Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH and Lufthansa Flight Training GmbH (from 1 January 2004). In 2003 START AMADEUS GmbH was included in the group of consolidated companies until 28 February. This makes it difficult to directly compare this year's with last year's figures. The revenue from training services (LFT) and credit card commissions (AirPlus) as well as income from fixed assets and the proceeds of fixed asset disposals are included in other operating income. The corresponding outlays are recorded under other operating expenses.

The segment result continues to reflect the effect of the sale of the 13.2 per cent stake (equity sale) in Amadeus Global Travel Distribution with a book profit of €292m. The segment result for the period January to June 2004 amounts to €348m (2003: €102m). The result for the full year, too, will surpass last year's figure.

Projections of future developments

This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time.

If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2003 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	January–June 2004 €m	January–June 2003 €m	April–June 2004 €m	April–June 2003 €m
Traffic revenue	6,210	5,434	3,324	2,823
Other revenue	2,044	2,138	1,036	1,046
Revenue	**8,254**	**7,572**	**4,360**	**3,869**
Changes in inventories and work performed by the enterprise and capitalised	15	14	10	11
Other operating income	804	896	216	488
Cost of materials	- 3,905	- 3,534	- 2,007	- 1,741
Staff costs	- 2,394	- 2,294	- 1,223	- 1,117
Depreciation and amortisation	- 529	- 582	- 267	- 300
Other operating expenses	- 1,829	- 2,191	- 904	- 1,026
Profit/loss from operating activities	**416**	**- 119**	**185**	**184**
Income from investments accounted for using the equity method	- 155	- 154	- 64	- 65
Other income from subsidiaries, joint ventures and associates	22	22	15	9
Net interest	- 183	- 172	- 99	- 70
Other financial items	7	- 52	15	- 17
Financial result	**- 309**	**- 356**	**- 133**	**- 143**
Profit/loss from ordinary activities	**107**	**- 475**	**52**	**41**
Other taxes	- 25	- 13	- 13	- 13
Profit/loss before income taxes	**82**	**- 488**	**39**	**28**
Income taxes	- 42	99	- 61	- 60
Result after taxes	**40**	**- 389**	**- 22**	**- 32**
Minority interests	- 1	- 3	- 1	- 4
Net profit/loss for the period	**39**	**- 392**	**- 23**	**- 36**
Basic earnings/loss per share*	**€ 0.09**	**€ - 0.86**	**€ - 0.05**	**€ - 0.08**
Diluted earnings/loss per share*	**-**	**-**	**-**	**-**

**The basic loss/earnings per share are determined by dividing the net loss/profit for the period by the weighted average number of ordinary shares outstanding during the financial year, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2003. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 30 June 2004

Assets	30 June 2004 €m	31 December 2003 €m	30 June 2003 €m
Intangible assets	898	953	1,731
Aircraft and spare engines	7,272	6,815	6,903
Other tangible assets	1,386	1,297	1,320
Investments accounted for under the equity method	527	720	743
Other financial assets	716	696	731
Fixed assets	**10,799**	**10,481**	**11,428**
Repairable aircraft spare parts	**431**	**404**	**391**
	11,230	**10,885**	**11,819**
Inventories	390	421	411
Trade receivables	1,837	1,498	1,813
Other receivables and other assets	1,027	928	1,187
Securities	818	721	742
Cash and cash equivalents	2,966	2,001	1,509
Current assets	**7,038**	**5,569**	**5,662**
Income tax assets	**200**	**194**	**254**
Prepaid expenses	**101**	**84**	**96**
Total assets	**18,569**	**16,732**	**17,831**

Shareholders' equity and liability	30 June 2004 €m	31 December 2003 €m	30 June 2003 €m
Issued capital	1,172	977	977
Capital reserve	1,366	809	809
Fair value reserves	83	-82	56
Retained earnings	963	1,933	1,939
Net profit/loss for the period	39	-984	-392
Shareholders' equity	**3,623**	**2,653**	**3,389**
Minority interests	**47**	**43**	**46**
Retirement benefit obligations	4,530	4,327	4,180
Provisions for income taxes	379	332	176
Other provisions and accruals	4,076	3,394	3,941
Provisions and accruals	**8,985**	**8,053**	**8,297**
Long-term borrowings	3,553	3,240	3,532
Trade payables	690	911	777
Other liabilities	1,495	1,622	1,544
Liabilities	**5,738**	**5,773**	**5,853**
Deferred income	**176**	**210**	**246**
Total shareholders' equity and liabilities	**18,569**	**16,732**	**17,831**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instru-ments	Fair value reserves other financial assets	Currency trans-lation differ-ences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	488	-488	–
Dividends	–	–	–	–	–	–	-229	-229
Net loss for the period	–	–	–	–	–	–	-392	-392
Changes in fair value	–	–	-23	3	–	–	–	-20
Transfers to acquisition cost	–	–	–	–	–	–	–	–
Transfers to the income statement	–	–	-30	-2	–	–	–	-32
Other neutral changes	–	–	–	–	-59	-4	–	-63
Balance on 30 June 2003	**977**	**809**	**52**	**4**	**-125**	**2,064**	**-392**	**3,389**
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**
Transfers	–	–	–	–	–	-984	984	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	39	39
Changes in fair value	–	–	81	120	–	–	–	201
Transfers to acquisition cost	–	–	29	–	–	–	–	29
Transfers to the income statement	–	–	-64	-1	–	–	–	-65
Other neutral changes	195	557	–	–	12	2	–	766
Balance on 30 June 2004	**1,172**	**1,366**	**-41**	**124**	**-108**	**1,071**	**39**	**3,623**

Currency translation differences are disclosed under retained earnings in the balance sheet. The difference arising from currency translation is shown in the balance sheet under retained earnings. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–June 2004 €m	January–June 2003 €m
Cash and cash equivalents on 1 January	**2,001**	**2,453**
Profit/loss before income taxes	82	- 488
Depreciation of fixed assets (net of reversals)	533	607
Depreciation of repairable aircraft spare parts	12	40
Result from fixed asset disposal	- 318	- 153
Result from investments accounted for using the equity method	149	149
Net interest	183	172
Income taxes paid	- 3	0
Changes in inventories	30	- 14
Changes in receivables, other assets and prepaid expenses	- 533	- 70
Changes in provisions and accruals	894	599
Changes in liabilities (without borrowings)	- 259	- 244
Other	- 118	21
Cash flows from operating activities	**652**	**619**
Purchase of tangible assets and intangible assets	- 994	- 377
Purchase of financial assets	- 20	- 42
Additions to repairable aircraft spare parts	- 39	- 42
Proceeds from sale of non-consolidated equity investments	402	1
Acquisition of non-consolidated equity investments	- 99	- 14
Acquisition of consolidated equity investments*	0	- 82
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	171	236
Interest received	62	69
Dividends received	32	26
Net cash used in investing activities	**- 485**	**- 225**
Securities/fixed-term deposits	- 98	- 159
Net cash used in investing activities and cash investments	**- 583**	**- 384**
Net accrual from capital increase	740	0
Long-term borrowings	433	101
Repayments of long-term borrowings	- 189	- 882
Other borrowings	35	- 59
Dividends paid	0	- 229
Interest paid	- 124	- 113
Net cash used in financing activities	**895**	**- 1,182**
Net increase/decrease in cash and cash equivalents	**964**	**- 946**
Effects of exchange rate changes	1	2
Cash and cash equivalents on 30 June	**2,966**	**1,509**
Securities	818	742
Term deposits	0	0
Total liquid funds	**3,784**	**2,251**
Net increase/decrease in total liquid funds	1,063	- 1,387

**In the first half 2003 less purchased cash and cash equivalents of €2m*
***In the first half 2003 less disposed cash and cash equivalents of €51m*
Note to the Consolidated Cash Flow Statement see page 18

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies

Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. The companies newly included in the consolidated accounts in the first half of 2004 were Lufthansa Flight Training GmbH, cargo counts GmbH, JETtainer GmbH, Lufthansa Cargo Charter Agency GmbH, time:matters GmbH and MUSA Grundstücks-Verwaltungsgesellschaft mbH & Co.KG (all as of 1 January 2004) and Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, which was set up on 20 January 2004. Seven companies in the business division Chef Solutions were sold on 8 June 2004 and are included in the consolidated financial statements only up until then. SC International Services Ireland Limited was liquidated.

The consolidated Group was additionally expanded compared with the first half of 2003 by the incorporation of Lufthansa Technik Aircraft Services Ireland Limited, 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., Giulietta Aircraft Leasing Limited and three companies that were newly consolidated only at the end of 2003 (AirLiance Materials LLC plus two real estate companies). Furthermore, 32 companies in the Catering segment were merged with other units and three other companies were liquidated in the second half of 2003.

The following tables show the main consequences of the changes in the group of consolidated companies.

Balance Sheet

	Group **30 June 2004** €m	of which from changes in the group of consolidated companies in 1st half-year 2004 €m
Fixed assets	10,799	51
Current assets	7,770	21
Balance sheet total	18,569	72
Shareholders' equity	3,623	6
Minority interests	47	0*
Provisions and accruals	8,985	54
Long-term debt	3,553	33
Other liabilities	2,361	-21

below € 0.5 m

Income Statement

	Group **January–June 2004** €m	of which from changes in the group of consolidated companies compared with 1st half-year 2003 €m
Revenue	8,254	31
Operating income	9,073	49
Operating expenses	-8,657	-38
Profit from operating activities	416	11
Financial result	-309	-13
Profit from ordinary activities	107	-2
Taxes and minority interests	-68	1
Net profit for the year	39	-1

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**30 June 2004** €m	31 December 2003 €m
from guarantees, bills and cheque charges	770	771
from warranty agreements	998	970
from collateralisation of third-party liabilities	3	3

Contingencies and events occurring after the balance sheet date

Various provisions with a total potential effect on the financial result of €211m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at the end of 2003 was €166m.

Of the contingent asset specified in the full-year consolidated financial statements for 2003 in connection with the sale of an equity interest amounting to €30m, €2m was realised in the first half of 2004 and duly recognised in the cash flow and income statements. The remaining contingent asset was recalculated and now amounts to €25m for the subsequent years.

€44m accrued in the first half of 2004 from two aircraft sales that were already contractually agreed at the end of 2003. This resulted in book profits of €23m. Further sales proceeds of €32m and book profits of €16m will probably be realised in 2004 from four further firmly contracted aircraft sales, a preliminary agreement on the sale of a building and the disposal of two equity interests.

Procurement obligations of €3.2bn existed at the end of June 2004 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2003 the corresponding figure was €3.9bn.

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded. The previous identical authorisation expired on 15 June 2004.

Asset and financial position in the first two quarters of 2004

The asset and financial position in the first half of 2004 was influenced notably by the capital increase carried out in June 2004 and, to a small extent, by the changes in the group of consolidated companies.

The Group's asset total at the end of the second quarter of 2004 was €18.6bn; this was 11.0 per cent or €1.8bn higher than the corresponding figure at the end of 2003. Fixed assets accounted for €318m of this increase and current assets for €1,469m. The companies newly consolidated in the first half of 2004 contributed €51m to the increase in fixed assets and €72m to total asset growth. Whereas the rise in fixed assets was largely due to the addition of aircraft and spare engines, the expansion of current assets was fuelled by an increase of €438m in receivables and of €1,062m in liquid funds and securities. The capital increase yielded €740m net.

On the liabilities side shareholders' equity improved by €970m compared with 31 December 2003 of which €740m resulted from the capital increase carried out in June and €165m was attributable to the positive change in the market values of financial instruments. The equity ratio rose to 19.5 per cent compared with 15.9 per cent at the end of 2003.

Given the positive result before income tax of €82m (2003: loss of €488m), a positive cash flow from operating activities of €652m was generated although, despite the marked result improvement, this was only 5.3 per cent up on last year's corresponding figure of €619m. The main reasons for this are that the book profits of €292m contained in the result from the sale of the equity stake in Amadeus Global Travel Distribution S.A. are assigned to investments and the working capital was virtually unchanged, whereas in 2003 a change of €292m in the working capital had made a positive contribution to the cash flow.

€485m of the cash flow was expended on asset acquisitions while a further €98m was invested in securities. The free cash flow thus came to €69m. The capital expenditure of €1,114m, of which €871m was spent on purchases of and advance payments on aircraft, was partly offset by received interest and dividends as well as proceeds from the sale of the equity stake in Amadeus Global (€394m) and the disposal of Chef Solutions (€72m).

Financing activities, i.e. especially the capital increase, borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions and interest payments, resulted in a net inflow of €895m for the Group, so that its cash resources grew by €964m altogether.

At the end of the second quarter of 2004 the liquid funds exceeded the financial liabilities recorded on the balance sheet by €123m; at the end of 2003 the balance sheet had shown net indebtedness of €590m.

Segment Reporting Lufthansa Group January–June 2004

Business segment information January–June 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics**[1] Lufthansa Logistics group	**MRO**[1] Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[2]	Segment total
External revenue	5,213	1,149	812	967	–	113	–	8,254
– of which traffic revenue	5,109	1,101	–	–	–	–	–	6,210
Inter-segment revenue	233	8	671	248	–	190	–	1,350
Total revenue	5,446	1,157	1,483	1,215	–	303	–	9,604
Other segment income	392	60	63	64	–149	13	484	927
– of which from investments accounted for using the equity method	–8	5	1	4	–149	–	–8	–155
Cost of materials	3,025	766	716	572	–	26	9	5,114
Staff costs	1,074	173	485	521	–	108	35	2,396
Amortisation and depreciation	322	56	47	90	–	13	9	537
– of which impairments	0*	1	–	–	–	–	–	1
Other operating expenses	1,298	225	193	226	–	147	83	2,172
Segment results	**119**	**–3**	**105**	**–130**	**–149**	**22**	**348**	**312**
– of which from investments accounted for using the equity method	–8	5	1	4	–149	–	–8	–155
Segment assets	8,609	1,381	1,922	1,404	193	207	2,421	16,137
– of which from investments accounted for using the equity method	175	5	80	67	193	–	7	527
Segment liabilities	7,021	634	1,328	786	–	241	1,338	11,348
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	863	69	32	19	–	20	103	1,106
– of which from investments accounted for using the equity method	53	–	0*	2	–	–	4	59
Other significant non-cash items	–13	1	–1	6	–	0*	1	–6
Average number of employees	34,580	5,078	18,077	30,800	–	3,164	1,148	92,847

**below €0.5m*
[1] Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited
[2] Due to the deconsolidation of START AMADEUS GmbH as from 28 February 2003 and the first-time consolidation of Lufthansa Flight Training GmbH from 1 January 2004 previous year's figures are not comparable

Business segment information January–June 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	4,516	1,062	772	1,062	–	98	62	7,572
– of which traffic revenue	4,388	1,046	–	–	–	–	–	5,434
Inter-segment revenue	213	7	645	226	–	191	21	1,303
Total revenue	4,729	1,069	1,417	1,288	–	289	83	8,875
Other segment income	717	75	62	53	–153	12	130	896
– of which from investments accounted for using the equity method	–16	2	3	1	–153	–	9	–154
Cost of materials	2,696	694	713	538	–	23	10	4,674
Staff costs	1,007	166	434	557	–	106	26	2,296
Amortisation and depreciation	370	58	43	91	–	16	22	600
– of which impairments	15	–	–	–	–	–	17	32
Other operating expenses	1,624	225	242	252	–	142	53	2,538
Segment results	**–251**	**1**	**47**	**–97**	**–153**	**14**	**102**	**–337**
– of which from investments accounted for using the equity method	–16	2	3	1	–153	–	9	–154
Segment assets	7,840	1,466	2,011	2,556	264	164	938	15,239
– of which from investments accounted for using the equity method	195	6	61	74	264	–	143	743
Segment liabilities	7,003	632	1,361	958	–	225	430	10,609
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	287	4	31	88	–	29	33	472
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	64	5	11	10	–	0*	0*	90
Average number of employees	35,164	5,162	17,617	32,675	–	3,074	921	94,613

below €0.5m

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–June **2004**	2003	Reconciliation January–June **2004**	2003	Group January–June **2004**	2003
External revenue	8,254	7,572	–	–	8,254	7,572
– of which traffic revenue	6,210	5,434	–	–	6,210	5,434
Inter-segment revenue	1,350	1,303	– 1,350	– 1,303	–	–
Total revenue	9,604	8,875	– 1,350	– 1,303	8,254	7,572
Other revenue	927	896	– 108	14	819	910
– of which from investments accounted for using the equity method	– 155	– 154	155	154	–	–
Cost of materials	5,114	4,674	– 1,209	– 1,140	3,905	3,534
Staff costs	2,396	2,296	– 2	– 2	2,394	2,294
Amortisation and depreciation	537	600	– 8	– 18	529	582
– of which impairments	1	32	–	– 17	1	15
Other operating expenses	2,172	2,538	– 343	– 347	1,829	2,191
Result	**312**	**– 337**	**104**	**218**	**416**	**– 119**
– of which from investments accounted for using the equity method	– 155	– 154	155	154	–	–
Assets	16,137	15,239	2,432	2,592	18,569	17,831
– of which from investments accounted for using the equity method	527	743	–	–	527	743
Liabilities	11,348	10,609	3,551	3,787	14,899	14,396
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–June 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1)]	4,376	695	126	814	79	120	–	6,210
Other operating revenue	922	666	47	286	86	37	0*	2,044
Total revenue	5,298	1,361	173	1,100	165	157	0*	8,254

**below €0.5m*
[1)]traffic revenue is allocated by original place of sale

Geographical segment information January–June 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1)]	3,857	601	104	688	66	118	–	5,434
Other operating revenue	929	757	54	250	106	42	0*	2,138
Total revenue	4,786	1,358	158	938	172	160	0*	7,572

**below €0.5m*
[1)]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 30 June 2004

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator			
			LH	CLH	LCAG	EN
Airbus A300	15	1	15	–	–	–
Airbus A310	5	–	5	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	8	5	8	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	67	2	67	–	–	–
Boeing 747	40	2	34	–	6	–
Boeing 767	1	1	1	–	–	–
Boeing MD-11F	17	–	–	–	17	–
Canadair Regional Jet**	72	16	4	63	–	5
Fokker 50*	3	–	–	3	–	–
ATR	16	13	–	–	–	16
Avro RJ85	18	13	–	18	–	–
	384	**57**	**256**	**84**	**23**	**21**

**Leased to Contact Air*
***4 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

Financial Data 2004/05

2004

11 November	Press Conference and Analysts' Conference on Interim Report January–September 2004

2005

23 March	Press Conference and Analysts' Conference on 2004 result
11 May	Release of Interim Report January–March 2005
25 May	Annual General Meeting Cologne
10 August	Release of Interim Report January–June 2005
10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

The 2nd Interim Report 2004 is a translation of the original German Lufthansa 2. Zwischenbericht Januar–Juni 2004. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: +49 69 696-64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Member of
Dow Jones
Sustainability
Indexes

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/04

16 September 2004-2

RECEIVED
2004 OCT -7 P 12:13
OFFICE OF INTERNATI
CORPORATE FI

Lufthansa

▸ Lufthansa Technik: Complete portfolio of services for Airbus A380 in preparation

When the first Airbus A380 starts flying commercially in 2006, Lufthansa Technik will be available and ready to give it worldwide support. Since 2001, some dozen Lufthansa Technik engineers have been part of the customer focus groups involved in the specification and development of the A380. Drawing on their experience with flight operations and aircraft maintenance, they have been helping to optimise the manufacturer's design. An important aspect of this is the reliability of the individual systems. Equally in demand are solutions that have worked well in the past as well as proposed innovative changes. Close collaboration between the designers and operators benefits both when it comes to maintenance of the aircraft. When the A380 is placed in service by Lufthansa in 2007, Lufthansa Technik in Frankfurt will have ready a special hangar with up to four bays, in which line maintenance can be done. Also, the international destinations that the A380s will be flying to will be ready to provide servicing at the request of the crew or of the technical staff.

Cooperation with Air France Industries
In May of this year a contract was signed with Lufthansa Technik and Air France Industries for the supply of a complete line of components for the A380s. The goal of the two partners is to provide an economical components supply not only for the future A380 fleets of Air France and Lufthansa, which between them have placed orders for 25, but also for all A380 operators throughout the world. In addition to aircraft maintenance and management of a components pool, the plan is to offer comprehensive servicing at the airlines' A380 hubs as well as at all destinations that the A380s fly to.

Servicing the engines
Only last year Lufthansa Technik founded a joint venture with Rolls-Royce that specialises in the servicing of Rolls-Royce engines, specifically of the types Trent 500, Trent 700 and Trent 900. Under the name N3 Engine Overhaul Services, beginning in 2007 the joint venture will be servicing the latest-model engines for the Airbus A330 (Trent 700), the A340-600 (Trent 500) and the Airbus A380 (Trent 900). For all three new Airbus jetliners, Lufthansa has opted for Trent engines. Under the present plan, N3 Engine Overhaul Services will start operating in 2007 with about 250 employees and will be serving Europe, the Middle East, America and Africa.

Technical Training will start in 2006
In close collaboration with Air France, FedEx and the staff of the Airbus Training Department, Lufthansa Technical Training is currently working on an A380 training platform. Starting in 2006, Lufthansa Technik will be offering its own A380 Line and Base Maintenance Training Course. In addition, Airbus Training, Lufthansa Technical Training and Air France are working closely together to develop a special New Technology Course for the A380. This will involve modern computer-based training (CBT) with a practice section, which will teach the basics of the technologies, systems and materials being used for the first time in the A380.

Hamburg, 16 September 2004

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www.lufthansa.de

16 September 2004

Lufthansa

▸ Air Luxor and cargo counts close Total Cargo Management contract

Air Luxor, the leading private Portuguese airline, has annouced today its partnership with cargo counts GmbH, wholly owned subsidiary of Lufthansa Cargo AG. Air Luxor will hand over its complete cargo activities to the Total Cargo Management provider. Starting January, 2005, cargo counts will manage Air Luxor's freight business, covering Portugal and Madeira as well as the airline's international markets. The agreement includes all cargo related activities such as sales, marketing, handling, accounting, IT, controlling and flight data management.
Air Luxor plans to double its total cargo volume within the next two years and expects this business to represent 20 per cent of its total income in the future.

Frankfurt/Lisbon, 16 September 2004

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13 September 2004

Lufthansa

▶ Lufthansa represented in the 2005 Dow Jones Sustainability Indexes

Lufthansa will continue to be represented in the Dow Jones Sustainability World Index (DJSI World) and the pan-European Dow Jones Sustainability Index (DJSI STOXX) in 2005. The results of the evaluation carried out by Zurich-based SAM Sustainable Asset Management Indexes GmbH were published on 2 September 2004. For the fifth year in succession Lufthansa has gained the “airline pole position”.

The DJSI World comprises more than 300 companies from 24 countries that are considered leaders in sustainable development. The pan-European DJSI STOXX includes 167 companies from 12 countries. This annual ranking influences the decisions of investment managers of sustainability-driven portfolios from 14 countries. Investment volume has increased by almost 30 per cent over 2003 to about 3 billion euros.

SAM advises private and institutional investors in its role as an independent investment management company. Its strategy is to achieve competitive advantages by investing in global market leaders that consistently create economic, ecological and social added value.

05 Member of Dow Jones Sustainability Indexes DJSI

Cologne, 13 September 2004

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9 September 2004-2

Lufthansa

▸ Adria Airways and Croatia Airlines receive approval to join Star Alliance as Regional Members

Star Alliance, the airline network for Earth™, will further enhance the quality of its network by adding two regional members, Adria Airways and Croatia Airlines. Upon joining, with their respective hubs in Ljubljana and Zagreb, both carriers will improve the Star Alliance network offering to and from south-eastern Europe. It will also further strengthen the alliance's role as the leading airline alliance to the new EU member countries. Star Alliance already offers more than 1750 weekly flights to 21 destinations in the ten countries which joined the EU in May of this year.

In order to become a regional member, aside from meeting certain requirements, carriers must be sponsored by and have close ties to an existing member to achieve a quick and easy integration. The sponsoring airline will represent the regional member within the alliance. In the case of Adria Airways and Croatia Airlines, their long-standing partner Lufthansa will assume this role. To the customer, the Regional member carriers offer the same advantages as the other Star Alliance members, including frequent flyer benefits, lounge access or through check-in.

For further information please contact:
Star Alliance Press Office
Tel: +49 69 96375 183
Fax: +49 69 96375 683
Email:mediarelations@staralliance.com
www.staralliance.com
9 September 2004

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25 August 2004

Lufthansa

▶ **Lufthansa Cargo drives forward with programme for profitable growth**

Executive Board triggers new process organisation

Lufthansa Cargo is adopting a comprehensive package of measures in responding on the offensive to structural change in the airfreight industry. Within the framework of a company-wide "Excellence + Growth" programme, launched at the end of 2003, the cargo carrier has initiated a broad range of activities to set the airline on course for profitable growth and raise the company's value.

The programme, in essence, is designed to turn Lufthansa Cargo into a process-oriented organisation. The object of the company's process management is to intensify its customer focus, slim down its internal structures and generally speed up its processes.

Additional measures are being taken to fuel growth and further reduce costs. That also includes saving on labour costs: Ten per cent of the jobs at Lufthansa Cargo (equivalent to 480 employment years) are to be reduced by 2006. The bulk of those cuts will come in administrative areas. Already by the end of the present year, a probable 150 jobs or so will be shed through normal fluctuation.

Chairman Jean-Peter Jansen: "In face of an extremely volatile market environment coupled with aggressive competitors and substantial currency effects, the measures we are taking are essential for achieving lasting, profitable growth. With "Excellence + Growth", we are aiming for a profit of 233 million euros by 2006."

In the first half 2004, Lufthansa Cargo improved operating results year-on-year by eightmillion euros, reducing losses to three million euros. For the full year, the company is expecting a positive operating result despite the negative impact of currency movements and the price pressures resulting from excess capacities in the market.

Frankfurt, 25 August 2004

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: +49 69-696-91123
Fax: +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

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News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 12 August 2004

Lufthansa posts first-half operating profit of 33 million euros

The Lufthansa Group returned an operating profit of 149 million euros in the second quarter 2004. First-half revenues rose by nine per cent to 8.3bn euros, leaving an operating profit for the term of 33 million euros (previous year: -354 million euros). The after-tax result amounted to 39 million euros (previous year: -392m euros).

More details and the complete **2nd Interim Report for January-June 2004** will be available on website http://www.lufthansa-financials.com from 8.30 hours (CEST).

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

12 August 2004

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12 August 2004

Lufthansa

Lufthansa in profit after the first six months

Quality promise has been honoured - cost discipline is paying off

Lufthansa is back on a successful track: after the first six months of 2004 the company returned to profit with an operating result of 33 million euro. Following a loss of 116 million euro in the first three months of the year, the Group earned an operating profit of 149 million euro in the second quarter. The revenue total at the half-way stage reached the record level of 8.3 billion euro. "We used the opportunities presented by the market systematically, we successfully offloaded our expanded capacity, and our customers appreciate our high quality," Wolfgang Mayrhuber, Lufthansa's Chairman of Executive Board and CEO, said during the presentation of the half-year results. Following the crisis-ridden year 2003 the Lufthansa Group again achieved growth in the first six months of this year. Selective capacity expansion led to a marked increase in passenger numbers. Mr. Mayrhuber identified the four pillars of Lufthansa's successful development in the first six months as "the extension of the network through new destinations and partners in the Star Alliance, the honouring of Lufthansa's quality promise, high innovative capability and absolute cost discipline." Since 2003 the Star Alliance has found seven additional partners on four continents. The new Business Class concepts have met with great acclaim in customer surveys, and Lufthansa is the first airline worldwide to offer in-flight broadband internet access. "We are excellently positioned in the growth markets. The new code-sharing agreement with Air India reinforces Lufthansa's position on the Indian traffic routes," Mr. Mayrhuber added, "and our partnerships in China are bearing fruit." In both markets Lufthansa is the foremost European carrier.

Cost discipline remains at the focus of attention for both the top management and the workforce. The restructuring of the Group companies LSG and Thomas Cook progressed further in the first six months. In particular, the recent collective labour agreements at Thomas Cook show that the Group is on the right track. "The prolongation of Lufthansa Technik's joint venture with Air China in the form of Ameco Beijing is of great strategic importance for the growth market China."

However, Wolfgang Mayrhuber cautioned against overoptimism: "The way forward is clear but we have not yet reached our goal. The underlying setting in the aviation sector remains difficult and the competitive situation fierce. Only through strict cost discipline and the rigorous continuation of the action plan that has been initiated can we operate profitably in future, too. To achieve this our company needs to become even more flexible and efficient. That is where we are concentrating our efforts."

Assuming that no new crises occur and that the situation on the fuel market does not escalate further, Lufthansa anticipates an operating result for the full year of around 300 million euro as well as a clearly positive net result.

The successful capital increase in what is a difficult market environment demonstrated that Lufthansa also enjoys the confidence of its shareholders. The current evolution of the Lufthansa share price in no way reflects the company's true value and perspectives. "This basically mirrors sector-wide discounts," Mr. Mayrhuber pointed out. He explained that this tends to happen whenever the market price of kerosene is in the public spotlight. Lufthansa pursues an active risk management strategy and has hedged the prices of around 90 per cent of its fuel stock requirements for 2004 and 50 per cent for 2005. Our situation is thus significantly better than that of many other airlines.

The first six months of 2004 in figures

In the first six months of 2004 the Lufthansa Group generated 8.3 billion euro of revenue, a year-on-year rise of nine per cent. The Group's airlines expanded their capacity in line with the higher demand and also managed to improve their load factors appreciably. These network optimisations, along with stable average yields in passenger business, caused traffic revenue to climb by 14.3 per cent to 6.2 billion euro. Other operating income fell by 10.3 per cent to 804 million euro. This includes book profits of 292 million euro from the sale of Amadeus Global Travel Distribution S.A.

The ongoing cost-cutting measures in all business segments again proved effective in the first six months of 2004. At 8.7 billion euro, operating expenses remained virtually stable despite the marked growth in revenue.

Staff costs amounted to 2.4 billion euro, compared with 2.3 billion euro in the first half of 2003. The

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www.lufthansa.de

Group's fuel costs came to 782 million euro, which was 18.8 per cent more than in the same period of last year. However, 14 per cent alone was volume-related and ensued from the selective capacity expansion programme. Without the fuel price hedging measures, the Group's kerosene bill would have been 90 million euro higher.

The first two quarters of 2004 produced an operating result of 33 million euro. This contrasts with a loss of 354 million euro in the first half of 2003. The net result for the first six months of 2004 was similarly positive: it rose by 431 million euro to 39 million euro. The cash flow generated from operating activities grew by 5.3 per cent to 652 million euro. In the wake of the capital increase the Group's liquid funds exceeded its financial debts as at 30 June by 123 million euro. At the end of 2003 the balance sheet had shown net indebtedness of 590 million euro. Capital expenditure in the first six months of this year totalled 1.1 billion euro. 871 million euro of this was allocated to modernising and expanding the fleet.

		January-June 2004	January-June 2003	Change in %	April-June 2004	April-June 2003
Revenue	Euro m	8,254	7,572	+9.0	4,360	3,869
of which traffic revenue	Euro m	6,210	5,434	+14.3	3,324	2,823
Result from operating activities	Euro m	416	-119	-	185	184
Net result	Euro m	39	-392	-	-23	-36
Operating result	Euro m	33	-354	-	149	65
Capital expenditure	Euro m	1,114	515	+116.3	464	306
Cash flow	Euro m	652	619	+5.3	393	297
Employee total on June 30		92,177	94,417	-2.4	-	-

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Te. +49 69 696 - 51014 / - 2999
Fax +49 69 696 - 95428
http://media.lufthansa.com

Projections of future developments

This press release and the Interim Report contain figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks - such as those mentioned in the risk report of the Annual Report 2003 - should become reality, the actual results may deviate from current expectations.

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Frankfurt, 10th August 2004

Lufthansa customers benefit from the airline's new partnership with Air India

Lufthansa and Air India sign cooperation agreement today

Lufthansa is significantly extending its presence in India. As of 1st October 2004, Air India will be a new partner of Lufthansa. Within the scope of an extensive agreement covering a far-reaching bilateral cooperation, Wolfgang Mayrhuber, Chairman of the Executive Board of Deutsche Lufthansa AG, and V. Thulasidas, Chairman & Managing Director of Air India, today signed a code-share contract in Mumbai. The objective of the partnership is particularly the expansion of the offer of flights between Germany and India. All flights between the two countries will be operated by the two airlines in future in code-sharing. New routes should be added. Through the cooperation in the area of frequent flyer programs, customers on flights of both airlines can in future collect and redeem miles for the respective programmes - Miles & More and Flying Returns.

"India is an important market with great growth potential. Lufthansa is today already the European airline with the largest offer of services to India for its customers" explained Wolfgang Mayrhuber. "We are banking on the dynamism of this market and can see considerable potential through the cooperation", Mayrhuber added. With Air India, Lufthansa has found a partner which is optimally placed in its home market. Together the strategically outstanding position will be exploited in order to continue to be the leading European airline to and from India.

V. Thulasidas announced that Air India has been accorded the IOSA Audit Certificate by IATA recently and is amongst the first airlines conforming to the required quality standards. He also said that India-Germany/ Europe and India-USA were very important markets for Air India which it plans to serve over Frankfurt in alliance with Lufthansa. Air India will soon link Bangalore & Hyderabad directly to Frankfurt and enhance Delhi-Frankfurt operations to a daily going beyond to US West Coast.

In addition to the code-sharing between Germany and India, the code of Air India will also be bookable on Lufthansa connecting flights from Frankfurt to Berlin, Munich, Stuttgart and Düsseldorf to Amsterdam, Geneva, Zurich and Lyon as well as to Washington, Denver, Detroit, Chicago and Los Angeles.

The cooperation agreement signed today results from a memorandum of understanding which the two carriers signed on 26th August 2003. In it, cooperation in the area of sales and marketing is also foreseen as well as cooperation in the medium term in other areas, for example, in the area of IT.

Various working groups are currently working on the design and further development of the various areas of cooperation.

Lufthansa currently flies from Frankfurt to Delhi (once daily), Mumbai (once daily), Chennai (once daily) and Bangalore (five times a week) as well as from Munich to Delhi (three times a week.) As a result of the new cooperation, there will now be a further six weekly flights between Frankfurt and Mumbai as well as three weekly flights between Frankfurt and Delhi which are operated by Air India and can now be booked with a Lufthansa code.

Today's Air India was founded in 1932 under the name Tata Airlines and renamed Air India Ltd. in 1946. Air India currently serves up to 33 destinations from Mumbai and Delhi, including, among others, Frankfurt, Chicago and New York. The fleet of Air India consists of 33 wide bodied aircraft and it has plans to add 6 more in the ensuing winter schedule.

The Lufthansa - Air-India pact paves the way for joint development of air services on India-Europe-USA route.

Deutsche Lufthansa AG
Corporate Communication
Sandra Kraft
Tel. 069 / 696 – 58266 / – 2999
Fax 069 / 696 – 90960
http://presse.lufthansa.com

Investor Info
July 2004
including traffic figures

Change in capacity utilisation in July compared with previous year


80
75
% 70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Please note:
The **next Investor Info** with the traffic figures for August 2004 will be published on 09 September 2004.

The **2nd Interim Report** with the January-June 2004 results will be published on 12 August, and will be available for downloading from 8.30 hours (CEST).

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com
10 August 2004

Another two-digit plus at Lufthansa in July
The airlines in the Lufthansa Group continued their recovery in July 2004. Passenger numbers were up by 14.9 per cent to 4.7 million, the highest monthly figure yet. All the 15.8 per cent increase in capacity was sold in the marketplace. Sales jumped by 16.3 per cent, the passenger load factor improved to 74.6 per cent (+ 0.3 pp.). Lufthansa again achieved strong growth in the Asia/Pacific traffic region, where capacity increase of 38.9 per cent was at its highest. Since sales, up 36.1 per cent, failed marginally to keep pace, the passenger load factor was down slightly by -1.7 points to 79.7 per cent.
Capacity utilisation was higher in the Americas – up +1.2 points to 77.7 per cent – and in the Middle East/Africa – up by 0.6 points to 71.8 per cent. In Europe, the new flights to eastern Europe, to traditional holiday destinations and expansion at Munich Airport triggered a 13.8 per cent capacity increase. Sales grew almost in parallel (+13.3 per cent), lowering the passenger load factor against the year-earlier figure by a mere 0.4 points to 66.8 per cent.
Lufthansa Cargo transported 148.000 tonnes of freight and mail, which is 12.3 per cent more than a year ago and sales were also up by 11.9 per cent. The load factor rose to 62.8 per cent (+ 0.1 pp.).
The Group's flight business developed altogether positively. Of the 2.3bn available tonne-kilometres (+14.7 per cent), 1.6bn tonne-kilometres (14.5 per cent) were sold. The overall load factor at 69.1 per cent (-0.1 pp.) was on a level with the previous year.

New hub structure in Frankfurt and Munich
From 1 October, the Lufthansa hubs in Frankfurt and Munich will be run as operatively independent units under two newly appointed managers. These are responsible for service quality, ground processes, commercial relations with the airports and suppliers as well as the future development of the hubs.

Board changes at LSG
The managing committee of the LSG Supervisory Board has proposed the appointment to the LSG Executive Board of Walter Gehl (51) as Chief Financial Officer and Thomas Nagel (54) as deputy board member. Walter Gehl, Executive Vice President Service & Human Resources at Lufthansa German Airlines, is to replace Patrick Tolbert, who has asked to relieve him of his duties, on 1 October. Thomas Nagel is to take over global operations after a transitional period from Ulrich Bröscher, who is going into retirement.

Continued cooperation with Ameco Beijing
Lufthansa and Air China have signed a new agreement extending for a further 25 years their cooperation in the Ameco Beijing joint venture (Air China 60 %, Lufthansa 40 %).

Restucturing pay agreement at Thomas Cook
The Thomas Cook leisure travel group has reached agreement with the works council and trade unions on a new pay deal, paving the way on the labour cost side for a turnaround. Negotiations with the pilots are still continuing.

Traffic figures July 2004

Lufthansa Passenger Business Group*	July 2004	Yoy (%)	Cumulative	Yoy (%)
Passengers in 1,000	4,683	+ 14.9	29,313	+ 12.3
Available seat-kilometers (mio)	12,856	+ 15.8	81,080	+ 14.3
Revenue pax-kilometers (mio)	9,593	+ 16.3	59,719	+ 16.8
Passenger load-factor (%)	74.6	+ 0.3P.	73.7	+ 1.6P.
Number of Flights	54,577	+ 23.9	359,740	+ 17.6
Lufthansa Cargo AG	**July 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	148	+ 12.3	987	+ 9.9
Available Cargo tonne-km (mio)	1,039	+ 11.7	6,755	+ 8.6
Revenue Cargo tonne-km (mio)	653	+ 11.9	4,467	+ 11.3
Cargo load-factor (%)	62.8	+ 0.1P.	66.1	+ 1.6P.
Number of Flights	2,121	+ 6.1	13,883	+ 2.5
Lufthansa Group	**July 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,342	+ 14.7	14,869	+ 11.6
Revenue tonne-km (mio)	1,619	+ 14.5	10,483	+ 14.4
Overall load factor (%)	69.1	- 0.1P.	70.5	+ 1.7P.
Number of Flights	56,698	+ 23.1	373,623	+ 16.9
Traffic regions				
Europe (incl. Germany)	**July 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	3,617	+ 15.1	22,791	+ 10.6
Available seat-kilometers (mio)	3,724	+ 13.8	24,224	+ 7.6
Revenue pax-kilometers (mio)	2,490	+ 13.3	15,378	+ 10.2
Passenger load-factor (%)	66.8	- 0.4P.	63.5	+ 1.5P.
Cargo/mail in 1,000 tonnes	62	+ 7.9	430	+ 10.3
Available Cargo tonne-km (mio)	137	+ 38.8	765	+ 14.9
Revenue Cargo tonne-km (mio)	44	+ 16.8	302	+ 18.4
Cargo load-factor (%)	32.3	- 6.1P.	39.5	+ 1.2P.
America (North and South)	**July 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	583	+ 6.1	3,444	+ 13.4
Available seat-kilometers (mio)	5,122	+ 7.4	30,745	+ 13.0
Revenue pax-kilometers (mio)	3,979	+ 9.2	24,344	+ 15.1
Passenger load-factor (%)	77.7	+ 1.2P.	79.2	+ 1.5P.
Cargo/mail in 1,000 tonnes	41	+ 23.8	248	+ 9.3
Available Cargo tonne-km (mio)	372	+ 4.8	2,443	+ 7.6
Revenue Cargo tonne-km (mio)	244	+ 9.8	1,666	+ 9.0
Cargo load-factor (%)	65.5	+ 3.0P.	68.2	+ 0.9P.
Asia/Pacific	**July 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	322	+ 34.0	2,018	+ 27.7
Available seat-kilometers (mio)	3,119	+ 38.9	19,947	+ 26.4
Revenue pax-kilometers (mio)	2,486	+ 36.1	15,545	+ 27.5
Passenger load-factor (%)	79.7	- 1.7P.	77.9	+ 0.7P.
Cargo/mail in 1,000 tonnes	36	+ 8.6	248	+ 8.3
Available Cargo tonne-km (mio)	457	+ 12.3	3,040	+ 8.3
Revenue Cargo tonne-km (mio)	323	+ 12.6	2,188	+ 11.6
Cargo load-factor (%)	70.6	+ 0.1P.	72.0	+ 2.1P.
Middle East and Africa	**July 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	158	+ 14.4	1,048	+ 21.3
Available seat-kilometers (mio)	884	+ 10.6	6,141	+ 13.8
Revenue pax-kilometers (mio)	635	+ 11.5	4,439	+ 16.6
Passenger load-factor (%)	71.8	+ 0.6P.	72.3	+ 1.7P.
Cargo/mail in 1,000 tonnes	8	+ 11.0	61	+ 17.5
Available Cargo tonne-km (mio)	72	+ 4.4	506	+ 6.2
Revenue Cargo tonne-km (mio)	42	+ 13.7	311	+ 14.9
Cargo load-factor (%)	58.0	+ 4.7P.	61.4	+ 4.6P.

*Deutsche Lufthansa AG + Lufthansa Regional